UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT*

Kornit Digital Ltd.

(Exact name of registrant as specified in its charter)

Israel	001-36903	Not Applicable
(State or other jurisdiction of	(Commission file number)	(IRS Employer
incorporation or organization)		Identification No.)

Kornit Digital Ltd.

12 Ha’Amal St., Afek Park, Rosh-Ha’Ayin 4809246, Israel

Tel: +972.3.908.5800, Fax: +972.3.908.0280

Web : www.kornit.com, Email: kornit@kornit.com

(Address of principal executive offices)

Guy Avidan, Chief Financial Officer, +97239085866

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2017.

Section 1- Conflict Minerals Disclosures

Item 1.01 Conflict Minerals Disclosure and Report

A copy of Kornit Digital Ltd. (the “Company”) Conflict Minerals Report is provided as Exhibit 1.01 to this Form SD and is publicly available at:

http://www.kornit.com/conflict-minerals-policy/

Section 2- Exhibits

Exhibit 1.01 -	Conflict Minerals Report is attached per Section 1.

1

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Kornit Digital Ltd.

(Registrant)

/s/ Guy Avidan	May 31ST, 2018
By: Guy Avidan
Chief Financial Officer

* Source: Securities and Exchange Commission 17 CFR Parts 240 and 249b (SEC final rule)

www.sec.gov/rules/final/2012/34-67716.pdf

Pages 344-348

** Print name and title of the registrant’s signing executive officer1 under his or her signature.

GENERAL INSTRUCTIONS as per the SEC rule provisions

1 The term executive officer, when used with reference to a registrant, means its president, any vice president of the registrant in charge of a principal business unit, division or function (such as sales, administration or finance), any other officer who performs a policy making function or any other person who performs similar policy making functions for the registrant. Executive officers of subsidiaries may be deemed executive officers of the registrant if they perform such policy making functions for the registrant (Source: 47 FR 11464, Mar. 16, 1982, as amended at 56 FR 7265, Feb. 21, 1991).

2